KOFFEE KORNER, INC.

6560 Fannin Street – Suite 245

Houston, Texas 77030

Tel: 713-795-0011

August 28, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Koffee Korner, Inc.

Registration Statement Form S-1 – Acceleration Request

File No. 333-181719

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to August 30, 2012 at 4:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Koffee Korner, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Koffee Korner, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Koffee Korner, Inc.

/s/ Nazneen D’Silva

____________________________________

Nazneen D’Silva, President